Exhibit 99.1

Sun Life Financial completes offering of Subordinated Unsecured Debentures

TORONTO, Feb. 19, 2016 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") announced today the successful completion of the public offering in Canada of $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026 (the "Debentures"). The net proceeds will be used to partially fund the previously announced acquisition of the employee benefits business of Assurant, Inc. and may also be used for general corporate purposes, which may include investments in subsidiaries.

The Debentures were sold under a pricing supplement dated February 16, 2016, issued pursuant to Sun Life's short form base shelf prospectus and its prospectus supplement dated April 8, 2015, all of which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 08:30e 19-FEB-16